OMB APPROVAL

OMB Number:	3235-0145

Expires:	December 31, 2005

Estimated average burden
hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under The Securities Exchange Act of 1934

(Amendment No. 7)/1/

DDi Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

233162 30 4

(CUSIP Number)

Ann Marie Viglione, Senior Vice President

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

`Dennis M. Myers, P.C.

Kirkland & Ellis LLP

200 E. Randolph Drive

Chicago, Illinois 60601

(312) 861-2000

December 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233162 30 4	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only) Bain Capital Fund V, L.P. (“Fund V”) EIN No.: 04-3290093

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,787 shares 8. Shared Voting Power 2,787 shares 9. Sole Dispositive Power 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,787 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 233162 30 4	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only) Bain Capital Fund V-B, L.P. (“Fund V-B”) EIN No.: 04-3290775

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,300 shares 8. Shared Voting Power 0 9. Sole Dispositive Power 7,300 shares 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,300 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 233162 30 4	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) BCIP Associates, (“BCIP”) EIN No.: 04-3109427

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,535 shares 8. Shared Voting Power 0 9. Sole Dispositive Power 2,535 shares 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,535 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 233162 30 4	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons / I.R.S. Identification Nos. of above persons (entities only) BCIP Trust Associates, L.P. (“BCIP Trust”) EIN No.: 04-3109428

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,096 shares 8. Shared Voting Power 0 9. Sole Dispositive Power 1,096 shares 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,096 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer.

Common Stock, par value $0.001 per share (the “Common Stock”)

DDi Corp.

1220 Samon Circle

Anaheim, California 92806

Item 2.	Identity and Background.

(a) This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed jointly by the following (each a “Reporting Person” and collectively, “Reporting Persons”): (1) Bain Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), (2) Bain Capital Fund V-B, L.P., a Delaware limited partnership (“Fund V-B”), (3) BCIP Associates, a Delaware general partnership (“BCIP”) and (4) BCIP Trust Associates, L.P., a Delaware limited partnership (“BCIP Trust”).

Bain Capital Partners V, L.P., a Delaware limited partnership (“Bain Partners V”) is the sole general partner of Fund V and Fund V-B. Bain Capital Investors, LLC, a Delaware limited liability company (“Bain Investors”), is the sole general partner of Bain Partners V, and is the sole member of the management committee of BCIP and BCIP Trust.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 16, 2004, a copy of which is filed with this Amendment No. 7 as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Amendment No. 7 jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”).

Under Fund V’s and Fund V-B’s partnership agreements, Fund V, Fund V-B, BCIP and BCIP Trust are generally required to make and dispose of securities of an issuer on the same terms and conditions and dispose of securities in the same proportions. Because of these relationships, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment No. 7.

(b) The principal business address of each of Fund V, Fund V-B, Bain Partners V, Bain Investors, BCIP and BCIP Trust is 111 Huntington Avenue, Boston, Massachusetts 02199.

(c) The principal business of each of Fund V and Fund V-B is that of an investment limited partnership. The principal business of Bain Partners V is that of general partner of Fund V and Fund V-B. The principal business of Bain Investors is that of general partner of Bain Partners V and certain other entities, and ultimate general partner of Fund V and Fund V-B. The principal business of BCIP is that of an investment general partnership. The principal business of BCIP Trust is that of an investment limited partnership.

(d) None of the Reporting Persons, Bain Partners V and Bain Investors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, Bain Partners V or Bain Investors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6

(f) Each of the Reporting Persons, Bain Partners V and Bain Investors is organized under the laws of the State of Delaware.

Item 5.	Interest in Securities of the Company.

(a) By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by the members of the group as a whole. As of the date hereof, the Reporting Persons collectively own an aggregate of 13,718 shares of Common Stock, or approximately 0.06% of the outstanding shares based on 23,750,000 shares outstanding (the “Outstanding Shares”) based on the representations made in the Company’s Current Report on Form 8-K filed with the Commission on December 17, 2003. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares held by any other members of such group.

(b) As of the date hereof, Fund V beneficially owns 2,787 shares representing 0.01% of the Outstanding Shares. Fund V has sole voting and sole dispositive power with respect to such shares. As of the date hereof, Fund V-B beneficially owns 7,300 shares representing 0.03% of the Outstanding Shares. Fund V-B has sole voting and sole dispositive power with respect to such shares. Fund V and Fund V-B act by and through their general partner, Bain Partners V. Bain Partners V acts by and through its general partner, Bain Investors.

Bain Partners V, as the sole general partner of Fund V and Fund V-B, may be deemed to share voting and dispositive power with respect to 10,087 shares currently held by Fund V and Fund V-B, representing approximately 0.04% of the Outstanding Shares. The filing of this Amendment No. 7 by Fund V and Fund V-B shall not be construed as an admission that Bain Partners V is, for the purpose of Section 13(d) of the Act, the beneficial owner of such shares held by Fund V and Fund V-B. As of the date hereof, BCIP beneficially owns 2,535 shares representing 0.01% of the Outstanding Shares. BCIP has sole voting and sole dispositive power with respect to such shares. As of the date hereof, BCIP Trust beneficially owns 1,096 shares representing 0.005% of the Outstanding Shares. BCIP Trust has sole voting and sole dispositive power with respect to such shares. BCIP and BCIP Trust act by and through their management committees of which Bain Investors is the sole member.

Bain Investors, as the sole general partner of Bain Partners V, and as the sole member of the management committees of BCIP and BCIP Trust, may be deemed to share voting and dispositive power with respect to 13,718 shares currently held by Fund V, Fund V-B, BCIP and BCIP Trust, representing approximately 0.06% of the Outstanding Shares. The filing of this Amendment No. 7 by the Reporting Persons shall not be construed as an admission that Bain Investors is, for the purpose of Section 13(d) of the Act, the beneficial owner of such shares held by the Reporting Persons.

(c) On December 13, 2003, the Modified First Amended Plan of Reorganization of DDi Corp. and DDi Capital Corp. (the “Plan”) became effective. Pursuant to the Plan, each share of common stock, par value 0.01 per share, of DDi Corp. outstanding prior to the effectiveness of the Plan was cancelled and the holders of such common stock were issued as aggregate of 1% of the new common stock issued by reorganized DDi Corp. The filing of this Amendment No. 7 is to reflect the change in the ownership of the shares of common stock held by the Reporting Persons as a result of the effectiveness of the Plan.

Item 7.	Material to be Filed as Exhibits.

I.	Joint Filing Agreement dated January 22, 2004 by and between the Reporting Persons.

7

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 22, 2004

BAIN CAPITAL FUND V, L.P. BAIN CAPITAL FUND V-B, L.P.
	By:	Bain Capital Partners V, L.P., their general partner
		By:	Bain Capital Investors, LLC, its general partner

By:	/s/ Steve Pagliuca
Managing Director

BCIP ASSOCIATES BCIP TRUST ASSOCIATES, L.P.

By:	/s/ Steve Pagliuca
Authorized Partner

8

AGREEMENT REGARDING THE JOINT FILING OF

AMENDMENT NO. 7 TO SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Amendment No. 7 to Schedule 13D to which this Exhibit is attached, and the Amendment No. 7 to Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Amendment No. 7 to Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 22, 2004

BAIN CAPITAL FUND V, L.P. BAIN CAPITAL FUND V-B, L.P.
	By:	Bain Capital Partners V, L.P., their general partner
		By:	Bain Capital Investors, LLC, its general partner

By:	/s/ Steve Pagliuca
Managing Director

BCIP ASSOCIATES BCIP TRUST ASSOCIATES, L.P.

By:	/s/ Steve Pagliuca
Authorized Partner

9